SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For August 15, 2013

MetroGas Inc.

(Translation of registrant's name into English)

MetroGAS S.A.

Gregorio Araoz de Lamadrid 1360

(1267) Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F    X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to

Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes         No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METROGAS S.A.

Dated: August 15, 2013 By: __________________________________

Name: Marcelo Adrián Nuñez
Title: CEO

Buenos Aires, August 15, 2013

To the

SEC

____________________________

Re.: Auditor appointment

Dear Sirs,

Please be hereby advised that the MetroGAS Shareholders' meeting held on May 3, 2013 appointed Price Waterhouse & Co.S.R.L as external auditors to certify the intermediate financial statements as at March 31, 2013. Carlos Martín Barbafina is the main partner of the firm.

As of the second quarter of 2013 (and to certify the annual financial statements as at December 31, 2013), the above mentioned shareholders' meeting has appointed Fernando Gabriel del Pozo and Guillermo Daniel Cohen as certifying accountants for Deloitte & Co S.A. Guillermo Daniel Cohen is registered with CPCECABA (Accountant's Association of the City of Buenos Aires) under Volume 233, Page 73 and Fernando Gabriel del Pozo is registered with CPCECABA under Volume 254, Page 138.

Yours sincerely,

Magdalena Gonzalez Garaño

Market Relations